Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Duke Energy Corporation

Commission File No.: 001-32853

Progress Energy: CEO Bill Johnson at a Glance

Once the Duke/Progress merger is completed (which we are targeting for late 2011), Progress Energy CEO Bill Johnson will become the CEO of the new company, with Jim Rogers becoming executive chairman.

To find out a little about Johnson, we found this 2007 Raleigh News & Observer article about him. He was named permanent CEO of Progress Energy shortly after this article appeared.

Remember: This article is four years old (and many things have changed since then). Review this to get some flavor for Johnson, his management style and personal background.

Johnson Long the Heir Apparent

By John Murawski

News & Observer, 10-12-2007

For several years, Bill Johnson has been viewed as the chosen one.

Many inside and outside Progress Energy assumed Johnson was being groomed to one day lead the Raleigh-based power company. The star lawyer and college football standout rapidly ascended to the second-highest rank at the Fortune 500 corporation in 2004, passing every test thrown his way.

The speculation could end today. The board of directors of the electric utility is scheduled to hold a special meeting this morning to unseal the company’s succession plan for naming a new chief executive. Johnson, 53, was named acting CEO this week and is temporarily leading the company after the unexpected death of CEO Bob McGehee on a business trip in London.

If he is anointed CEO, Johnson would put his imprint on an organization with 10,600 employees that is responsible for providing electricity to 3.1 million customers in the Carolinas and Florida.

Progress Energy faces strategic challenges ahead, as officials plan how to meet growing energy demand in an era when building power plants is increasingly expensive amid concern over global warming emissions. The company also is a significant philanthropic force and a major player in revitalizing downtown Raleigh.

“There’s no more important company in our community than that one — for a ton of reasons,” said James Kerr II, a member of the N.C. Utilities Commission, the state agency that regulates power rates.

The clues that Johnson had been groomed for the top job are not limited to the Pennsylvania native’s meteoric ascent at Progress Energy. They were on display at management retreats, company meetings and other functions where Johnson chummed with other officials and demonstrated his flair for public speaking.

Raleigh utilities lawyer Edward Finley Jr. said that in private conversation in recent years, as many as 10 Progress Energy officials placed their bets on Johnson as the utility’s next leader. The buzz increased as McGehee’s retirement date neared.

“From within the company, there was a lot of speculation as to who the successor would be,” said Finley, the chairman of the N.C. Utilities Commission. “People work within the company and see the rapport and behavior of the top executives, and they sort of have an intuitive knowledge of what’s going on there.”

The board of directors ratified the executive succession plan only last month with McGehee’s advice. The plan, adopted in anticipation of McGehee’s retirement next year, is confidential and officially unknown to anyone outside the boardroom.

Plan unfolds today

It’s not clear whether the board will name McGehee’s successor today, or take some other action outlined in the succession plan.

Board members have declined to comment or haven’t return phone calls this week.

Johnson has been doing utility work since 1983 after receiving his law degree in 1982. He represented Carolina Power & light Co. as an outside lawyer in the 1980s when the company, later renamed Progress Energy, was involved in contentious proceedings to raise rates to pay for new nuclear plants.

Johnson was recruited to work for the company in 1992 and was promoted eight times, working stints as group president for Energy Delivery and general counsel and secretary for Progress Energy.

Johnson was not available for comment Thursday. If he is picked to run the company, investors will want to know whether he remains committed to licensing new nuclear reactors in North Carolina and Florida, and whether he plans any changes in the company’s business strategy.

Johnson was offensive lineman for Penn State University’s powerhouse football program in the 1970s. Standing 6 feet 4 inches tall, he is a relaxed presence who avoids the scripted speech favored by many executives.

Self-discipline devotee

Johnson’s easygoing demeanor and taste for reggae music and The Grateful Dead should not be mistaken for softness. Johnson’s mantra is self-discipline, which he put into practice recently when he determined to lose 120 pounds. He achieved the goal last year, losing nearly a third of his body weight through diet and exercise, after his doctor warned him that he was obese and headed for heart disease, diabetes or a stroke.

Among the lawyers who opposed Johnson and CP&L more than two decades ago in the rate cases was Robert Gruber, director of the Public Staff, the state consumer advocacy agency on utility rate cases. Gruber and others say that Johnson’s name keeps coming up on everyone’s short list.

“He’s smart, and he’s tough,” Gruber said of Johnson. “I have a lot of respect for him.”

WILLIAM D. JOHNSON PROGRESS ENERGY

Joined the company: 1992

Previous experience: Lawyer with Hunton & Williams representing utility companies

Other: Taught history and English and coached football, basketball and track at the Durham Academy

Education: Bachelor of Arts in history, Duke University, 1978; UNC-Chapel Hill School of law, 1982

Personal: Married, two daughters

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.